UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2015

Commission File Number: 001-35990

Prosensa Holding N.V.

J.H. Oortweg 21

2333 CH Leiden

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-197240) and Form S-8 (Registration Number 333-194650) of Prosensa Holding N.V. (the “Registrant”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 30, 2015, BioMarin Pharmaceutical Inc. (“BioMarin”) announced the completion of the subsequent offering period and final results for its previously-announced tender offer by subsidiaries of BioMarin to purchase all of the issued and outstanding ordinary shares, nominal value €0.01 per share, of the Registrant (the “Shares”).

On the same day, the Registrant issued a press release announcing its intention to (1) voluntarily delist the Shares from the NASDAQ Global Select Market and (2) upon satisfaction of the applicable requirements, deregister the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act once it is eligible to do so, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

List of Exhibits

Exhibit 99.1	Press release issued by Prosensa Holding N.V., dated January 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROSENSA HOLDING N.V.

By:	/s/ Giles Campion
Name: Giles Campion
Title: Managing Director

By:	/s/ Scott Clarke
Name: Scott Clarke
Title: Managing Director

Dated: January 30, 2015

EXHIBIT INDEX

No.	Description

99.1	Press release issued by Prosensa Holding N.V., dated January 30, 2015.